Filed by TortoiseEcofin Acquisition Corp. III

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934, as amended

Subject Company: TRTL Holding Corp.

Commission File No.: 333-279366

Date: May 21, 2024

On May 20, 2024, One Energy Enterprises, Inc. (“One Energy”), which is a party to a previously disclosed Amended and Restated Business Combination Agreement, dated as of February 14, 2024, with TortoiseEcofin Acquisition Corp. (“TRTL”), among other parties, was featured in the below article published by WFIN, a local radio station in Findlay, Ohio (“WFIN”). In connection with the article, WFIN also published an audio interview with One Energy Chief Executive Officer Jereme Kent, a transcript of which is below.

Article

ONE ENERGY BECOMING PUBLIC COMPANY, GETTING NEW NAME

May 20, 2024

Findlay-based One Energy Enterprises has announced a partnership that will take it to the next level with a listing on the New York Stock Exchange and a new name.

“The next generation of turbines we’re putting up cost over $8 million a piece, so we need a whole lot of access to capital and as we grow the best way to do that is to end up as a public company,” said One Energy founder and CEO Jereme Kent.

On with WFIN’s Chris Oaks, Kent says they will be known as One Power Company as a publicly listed company when the merger with TortoiseEcofin Acquisition Corp. III is finalized.

Learn more about the merger by listening to the full interview Chris conducted with Jereme below.

Transcript of Interview with Jereme Kent

Chris Oaks

Well, over the past decade and a half, Findlay-based One Energy has grown from a local company, with a few windmills on the north end of town, into one of the country’s leading, state-of-the-art, industrial power solutions innovators. And they are about to launch the next chapter in their success story. Founder and CEO, Jereme Kent, is with us this morning. Jereme, when you launched this company, and built those first turbines, could you have imagined where you would be just a few short years later? I mean, the growth of this company has truly been astronomical.

Jereme Kent

Yeah. Hi, Chris. Nice to see you again. No, I’m not sure I would’ve predicted this. I think, you know, even before we built the wind turbines here, we built some, little 100 foot wind turbines in Iowa and Minnesota. And so, you know, we — we’ve been responding to market demand and growing as fast as the market’s been changing. But it’s been a very exciting curve for the last decade or so.

Chris Oaks

And beyond just the wind turbines, we mentioned in some of the ways that the company has truly innovated in the energy space, has been really impressive. We’ve talked about some of them before — the first all-digital substation, I guess, about a year or so ago; more recently large-scale electric vehicle charging for things like logistics and transportation fleets. These are truly groundbreaking developments that have literally propelled the industry forward.

Jereme Kent

Well, that’s right, Chris. And I mean, I think the fun parts of the history of being in Findlay and doing that. Findlay was one of the leading innovators in energy for the last 100 years and helped invent the modern natural gas revolution. And we’re excited to help, you know, continue to push the boundaries and do what Findlay does best, and leading in energy innovation.

But you know, as our customers have more problems and want better solutions and bigger solutions, we’ve been excited to figure out how to provide them. And, you know, you are right, we’re now doing everything from wind turbines to substations and infrastructure, to all the, you know, not sexy, fun stuff that has to happen so a factory can run. But, you know, it’s been a very exciting curve to figure out how to do, as much of that as we can.

Chris Oaks

And speaking of tapping into that history of Findlay as an energy innovator, not long ago, you announced a partnership with Marathon Petroleum on something called the Black Swamp Combinator. And from what I understand, this — the goal here is to create an innovation hub, to accelerate the growth of new startups and new innovations in this space, right?

Jereme Kent

Yeah, that’s correct. And I think, you know, one of the best decisions we ever made was moving the business to Findlay. I mean, we were fortunate to be in this environment where you have, you know, a strong business, you know, community that has strong support for growing new businesses. And so, we wanted to take what we were fortunate enough to have, and pass that on to the next several hundred startups and try to figure out how to continue to make the pace of innovation and energy accelerate, and how to make sure we try to do that in Findlay. And I think, you know, a bunch of companies would be lucky to be here.

Chris Oaks

And I think what caught a lot of people’s attention with that, was the partnership with a legacy energy provider.

Jereme Kent

Yeah, we’re excited that Marathon Petroleum is supporting us in that process and working with us. And we’re optimistic that that grant application, or that that program goes through. And we’re excited to see what comes with that when we get results from the state.

Chris Oaks

Now, that’s not the partnership that we’re talking about here. The big, big news, as we mentioned, last week, you announced a partnership that will take One Energy to the next level — a new name, a listing on the New York Stock Exchange. Kinda give us the particulars here.

Jereme Kent

Yeah, absolutely. So, you know, as we do more and more things, all those big spinny things and all those not sexy things are very capital intensive and very expensive. The next generation of turbines we’re putting up cost over $8 million apiece. And so, you know, we need a whole lot of access to capital.

And as we grow, the best way to do that is to end up as a public company. And so, we made a decision, about a year ago, to start transitioning to being a public company. Our S-4 was filed publicly last week, and we’re very excited about that. And we are on a path to become One Power Company, when that merger closes, as a publicly listed company.

Chris Oaks

Now, we talk about all of the innovations, both the ones that people see and the ones that they don’t see. And you talk about this all being part of the vision you call Utility 2.0. Explain what that means.

Jereme Kent

Yeah, so the utility system, as we know it today, from the way it works, to the way it gets compensated, to the way it designs and builds things, really hasn’t changed in about 100 years. You know, they had horsedrawn ladder trucks with the same business strategy, putting up the same wooden poles. And that just doesn’t make sense to us anymore, and it doesn’t make sense to our customers. Figuring out how to use modern technology, figuring out how to build the customer-centric power grid of the future, and not the utility-centric power grid we currently have, we think is the next iteration.

We think that there’s a fundamental energy revolution coming. And we think that that energy revolution is going to see, you know, the end users of power taking control back over, because what they’ve seen out in the market, with Utility 1.0, isn’t working anymore. It — they worked 100 years ago. It was great then. And so were horses.

Chris Oaks

You have accomplished all of this, despite some, at times, pretty stiff headwinds, no pun intended. Usually, when something new comes along, people do tend to be skeptical at first, but then become more accepting, over time. And I think of everything from recycling to roundabouts, as examples of this. But when it comes to renewable energy, in all its forms, there are still, not only critics, but active opponents who want nothing to do with it. Why do you think that is, and what is the key to overcoming that?

Jereme Kent

Well, I think there’s two fundamental problems. You know, we — in the climate that we are in the world today, most people just don’t like change. And it’s very easy to talk about how you don’t like change. And, you know, it’s becoming harder and harder to innovate in the world and do something different. And then candidly, we do big stuff. Right? I’m not building tiny stuff inside of a building. I’m building some of the largest structures in the world. I’m building new big things. I’m doing things that take more power than cities.

And so big things, especially visible, big things are, you know, oftentimes, you know, controversial, and more importantly, you know, people have questions. We love answering questions, we love educating, we love trying to get more information out there about what we’re doing. But at this point, you know, I think that any new innovation, especially big innovation, is going to see detractors. And you have to figure out, you know, how to deal with that, as a company, and how to be respectful of your stakeholders, while figuring out how to move forward.

Chris Oaks

With respect to that, one of the questions that you often get, and one of the arguments that I know you’ve heard time and time again, is the one among critics that renewable energy is only viable, because of government incentives, that it can’t compete on the level playing field, in an open market. But from a regulatory standpoint, Ohio and many other states, for that matter, have passed laws and implemented standards that have made it harder for wind and solar projects to get started, and easier for fossil fuel drilling and fracking. You talk about that vision of Utility 2.0. Can you get there in this current environment?

Jereme Kent

Well, I would say, first of all, I’m tremendously excited that we’ve been in Ohio. Ohio is actually, you know, one of the leading states in the nation in onsite wind energy, obviously, you know, because of us being here, but also because the climate allowed that and permitted that. And Ohio believes that, you know, if you own a large factory and you have the land next to it that you own, you should be allowed to do what you need to, to help that factory, on 20-year fixed rates, and, you know, continue to employ thousands of, you know, great local employees.

So, Ohio’s been great to us, in that sense. We’re very excited that we’re here and continuing to expand. And I think, you know, there’s a bunch of criticisms about renewable energy and about credits. I mean, the reality is, there isn’t a form of energy out there that doesn’t have massive incentives. If you took them all the way from everybody, I have no idea how it would play out. But what I can tell you is there isn’t a form of energy that, you know, uses a fuel source, uses anything that you have to, you know, get and move, that’s ever going to be able to compete with a source of energy that’s free and infinite, in the long run.

We can sign 20-year, fixed, flat rates, because we aren’t worried about the market price of some commodity. The wind is free and it’s going to stay free. Solar energy is free and it’s going to stay free to get that. And so, you know, we see tremendous value in having long-term stability in that. And so do our customers.

Chris Oaks

And again, the big news, this partnership that will bring a new name, a public listing on the New York Stock Exchange. What is the timeline for all of this?

Jereme Kent

Well, so that none of that’s been released publicly, Chris. (inaudible) —

Chris Oaks

Fair enough.

Jereme Kent

What I will say is that, you know, we filed the formal registration statement for SEC review now. That’s the second filing we’ve had. The first one was confidential. And so, we’re well along the way in the process.

Chris Oaks

And again, you could have remained just a small town, local company building and maintaining wind turbines. But you zoom out, and you look at what One Power now has become, and to know that you started something that is much larger than that, and the impact that it has had, and will have, moving forward — it’s got to be tremendously rewarding, on a personal level.

Jereme Kent

It is. And it’s, you know, it’s a really cool opportunity to build something that’s bigger than you, to build a team that’s bigger than you, to talk about a 50-year and 100-year plan, and how do you build a company that lasts for 100 years. When you do an energy company right, that lasts for hundreds of years, and we’ve seen that in Findlay, and we’ve, obviously, you know, know that that’s true. We look forward to figuring out how to do that right for the next 100 years. And that’s a pretty cool thing to be part of.

Chris Oaks

Again, One Energy, soon to be One Power, founder and CEO, Jereme Kent, with us this morning. Jereme, thanks very much for taking the time. We appreciate it.

IMPORTANT LEGAL INFORMATION

Additional Information and Where to Find It

In connection with the TRTL’s proposed business combination (the “Business Combination”) with One Energy, on May 13, 2024, TRTL Holding Corp., a Delaware corporation and wholly-owned subsidiary of TRTL (“Pubco”) publicly filed a registration statement on Form S-4 (as may be amended or supplemented from time to time, the “Form S-4” or the “Registration Statement”) with the Securities and Exchange Commission (“SEC”), which includes a preliminary proxy statement and a prospectus in connection with the Business Combination. SHAREHOLDERS OF TRTL AND ONE ENERGY AND OTHER INTERESTED PERSONS ARE ADVISED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT, ANY AMENDMENTS THERETO, THE DEFINITIVE PROXY STATEMENT, THE PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE BUSINESS COMBINATION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TRTL, ONE ENERGY, PUBCO AND THE BUSINESS COMBINATION. HOWEVER, THIS DOCUMENT WILL NOT CONTAIN ALL THE INFORMATION THAT SHOULD BE CONSIDERED CONCERNING THE BUSINESS COMBINATION. IT IS ALSO NOT INTENDED TO FORM THE BASIS OF ANY INVESTMENT DECISION OR ANY OTHER DECISION IN RESPECT OF THE BUSINESS COMBINATION. When available, the definitive proxy statement and other relevant documents will be mailed to the shareholders of TRTL as of a record date to be established for voting on the Business Combination. Shareholders and other interested persons will also be able to obtain copies of the preliminary proxy statement, the definitive proxy statement, the Registration Statement, and other documents filed by TRTL with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s website at www.sec.gov.

TRTL’s shareholders will also be able to obtain a copy of such documents, without charge, by directing a request to: TortoiseEcofin Acquisition Corp. III, 195 US HWY 50, Suite 208, Zephyr Cove, NV 89448; e-mail: IR@trtlspac.com. These documents, once available, can also be obtained, without charge, at the SEC’s website at www.sec.gov.

Participants in the Solicitation

TRTL, One Energy, Pubco and their respective directors and executive officers may be deemed participants in the solicitation of proxies of TRTL’s shareholders in connection with the Business Combination (also referred to herein as the “Proposed Transaction”). TRTL’s shareholders and other interested persons may obtain more detailed information regarding the names, affiliations and interests of certain of TRTL executive officers and directors in the solicitation by reading, in addition to the information contained in the Registration Statement, TRTL’s final prospectus filed with the SEC on July 21, 2021, in connection with TRTL’s initial public offering, TRTL’s Annual Report on Form 10-K for the year ended December 31, 2021, as filed with the SEC on March 24, 2022, TRTL’s Annual Report on Form 10-K for the year ended December 31, 2022, as filed with the SEC on March 22, 2023, TRTL’s Annual Report on Form 10-K for the year ended December 31, 2023, as filed with the SEC on April 1, 2024, and TRTL’s other filings with the SEC. A list of the names of such directors and executive officers and information regarding their interests in the Proposed Transaction, which may, in some cases, be different from those of shareholders generally, is set forth in the Registration Statement. These documents can be obtained free of charge from the source indicated above.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transaction. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Forward-Looking Statements

This communication may contain forward-looking statements for purposes of the “safe harbor” provisions under the United States Private Securities Litigation Reform Act of 1995. Any statements other than statements of historical fact contained herein are forward-looking statements. Such forward-looking statements include, but are not limited to, expectations, hopes, beliefs, intentions, plans, prospects, financial results or strategies regarding One Energy, Pubco and the Business Combination and the future held by the respective management teams of TRTL or One Energy, the anticipated benefits and the anticipated timing of the Proposed Transaction, future financial condition and performance of One Energy or Pubco and expected financial impacts of the Proposed Transaction (including future revenue, profits, proceeds, pro forma enterprise value and cash balance), the satisfaction of Closing conditions to the Proposed Transaction, financing transactions, if any, related to the Proposed Transaction, the level of redemptions by TRTL’s public shareholders and the expected future performance and market opportunities of One Energy or Pubco. These forward-looking statements generally are identified by the words “anticipate,” “believe,” “could,” “expect,” “estimate,” “future,” “intend,” “may,” “might,” “strategy,” “opportunity,” “plan,” “project,” “possible,” “potential,” “project,” “predict,” “scales,” “representative of,” “valuation,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including, without limitation: (i) the risk that the Proposed Transaction may not be completed in a timely manner or at all, which may adversely affect the price of TRTL’s securities, (ii) the risk that the Proposed Transaction may not be completed by TRTL’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by TRTL, (iii) the failure to satisfy the conditions to the consummation of the Proposed Transaction, including the requirements that the Business Combination Agreement and the transactions contemplated thereby be approved by the shareholders of TRTL and by the stockholders of One Energy, respectively, (iv) the failure to obtain regulatory approvals and any other third party consents, as applicable, as may be required to consummate the Proposed Transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement, or that redemptions by TRTL public shareholders may exceed expectations, (vi) the effect of the announcement or pendency of the Proposed Transaction on One Energy’s business relationships, operating results, and business generally, (vii) risks that the Proposed Transaction disrupts current plans and operations of One Energy, (viii) the outcome of any legal proceedings that may be instituted against One Energy or against TRTL related to the Business Combination Agreement or the Proposed Transaction, (ix) the ability to maintain the listing of TRTL’s securities on the New York Stock Exchange, (x) changes in the competitive market in which One Energy operates, variations in performance across competitors, changes in laws and regulations affecting One Energy’s business and changes in the capital structure of Pubco after the Closing, (xi) the ability to implement business plans, growth, marketplace, customer pipeline and other expectations after the completion of the Proposed Transaction, and identify and realize additional opportunities, (xii) the potential inability of One Energy to achieve its business and growth plans, (xiii) the ability of One Energy to enforce its current material contracts or to secure long-term or other committed contracts with new or existing customers on terms favorable to One Energy, (xiv) the risk that One Energy will need to raise additional capital to execute its business plans, which may not be available on acceptable terms or at all; (xv) the risk that One Energy experiences difficulties in managing its growth and expanding operations; (xvi) the risk of One Energy’s cyber security measures being unable to prevent hacking or disruption to One Energy’s customers, and (xvii) the risk of economic downturn, increased competition, a changing of energy regulatory landscape and related impacts that could occur in the highly competitive energy market, including, among other things, that One Energy will not meet milestones for funding its ongoing and future project pipeline. The foregoing list of factors is not exhaustive. Recipients should carefully consider such factors and the other risks and uncertainties described and to be described in the “Risk Factors” section of TRTL’s initial public offering prospectus filed with the SEC on July 21, 2021, TRTL’s Annual Report on Form 10-K for the year ended December 31, 2021, as filed with the SEC on March 24, 2022, TRTL’s Annual Report on Form 10-K for the year ended December 31, 2022, as filed with the SEC on March 22, 2023, TRTL’s Annual Report on Form 10-K for the year ended December 31, 2023, as filed with the SEC on April 1, 2024, and subsequent periodic reports filed by TRTL with the SEC, the Registration Statement to be filed by Pubco in connection with the Proposed Transaction and other documents filed or to be filed by TRTL or Pubco from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Recipients are cautioned not to put undue reliance on forward-looking statements, and neither One Energy nor TRTL assume any obligation to, nor intend to, update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law. Neither One Energy nor TRTL gives any assurance that either One Energy or TRTL, or Pubco, will achieve its expectations.

Information Sources; No Representations

The communication furnished herewith has been prepared for use by TRTL and One Energy in connection with the Proposed Transaction. The information therein does not purport to be all-inclusive. The information therein is derived from various internal and external sources, with all information relating to the business, past performance, results of operations and financial condition of TRTL derived entirely from TRTL and all information relating to the business, past performance, results of operations and financial condition of One Energy, or Pubco after the Closing, are derived entirely from One Energy. No representation is made as to the reasonableness of the assumptions made with respect to the information therein, or to the accuracy or completeness of any projections or modeling or any other information contained therein. Any data on past performance or modeling contained therein is not an indication as to future performance.

No representations or warranties, express or implied, are given in respect of this communication. To the fullest extent permitted by law in no circumstances will TRTL, One Energy, or Pubco, or any of their respective subsidiaries, affiliates, shareholders, representatives, partners, directors, officers, employees, advisors or agents, be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of the this communication (including without limitation any projections or models), any omissions, reliance on information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith, which information relating in any way to the operations of One Energy or the prospective operations of One Energy has been derived, directly or indirectly, exclusively from One Energy and has not been independently verified by TRTL or any other party. Neither the independent auditors of TRTL nor the independent auditors of One Energy audited, reviewed, compiled or performed any procedures with respect to any projections or models for the purpose of their inclusion in the communication and, accordingly, neither of them expressed any opinion or provided any other form of assurances with respect thereto for the purposes of the communication.